Exhibit 99.1


            Amen Properties Reports Second Quarter Results

      Strong Earnings Growth for Both Retail and Consulting Units


    MIDLAND, Texas--(BUSINESS WIRE)--Aug. 15, 2007--Amen Properties (Nasdaq:AMEN) today announced financial results for its fiscal 2007 second quarter ended June 30, 2007. The Company posted revenue of $3.7 million and a net quarterly profit of $508,431, or $0.14 per diluted share. These results compare to revenue of $4.9 million and net quarterly profit of $398,157, or $0.11 per diluted share, in the year-ago quarter. For the first half of 2007, Amen's fully diluted earnings per share was $0.27, up from $0.16 for the same period in 2006.

    Reduced wholesale energy costs resulted in lower retail billing rates for the company's retail electricity unit, W Power & Light. As a result, W Power experienced a 24% reduction in revenue for the first half of 2007, despite a 17% increase in delivered volume. However, due to cost management and an effective purchasing strategy, W Power delivered a 36% increase in earnings for the first half of 2007 versus 2006.

    Priority Power, the Company's energy aggregation, brokering and consulting business, continued to deliver strong revenue and earnings growth in the second quarter of 2007. Priority Power's revenue and earnings increased 54% and 118%, respectively, in the second quarter versus the year-ago quarter, primarily due to new customer acquisition and expansion in the unit's service offerings.

    Amen Properties is engaged in the acquisition and management of strong, profitable energy-related businesses. W Power & Light, a wholly-owned subsidiary, is a Retail Electricity Provider in Texas, the largest electricity marketplace in the United States. Priority Power, a wholly-owned subsidiary acquired in April 2006, is an energy management and consulting services firm. ChooseEnergy.com (http://www.chooseenergy.com), launched in 2006, is an unbiased online electricity marketplace which allows consumers to compare offers and save money by selecting an electricity provider that meets their needs. The Company has other energy-related holdings through its other subsidiaries, Amen Minerals and Amen Delaware.


    CONTACT: Amen Properties, Inc., Midland
             Press/Investor Relations:
             Kris Oliver, 432-684-3821